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EXHIBIT 11.3

ALLEGIANCE TELECOM, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 1999
(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
Treasury Shares	(37,968)	84.93%	(32,247)
Employee Stock Discount Purchase Plan Shares Issued	145,573	74.28%	108,133
1999 Common Stock Offering	21,041,100	70.07%	14,742,866
Warrants Exercised	560,502	58.32%	326,873
Stock Options Exercised	200,171	33.85%	67,756

WEIGHTED AVERAGE SHARES OUTSTANDING			90,725,712
NET LOSS APPLICABLE TO COMMON STOCK			$(214,868,000)
NET LOSS PER SHARE, BASIC AND DILUTED			$(2.37)

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ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE EARNINGS (LOSS) YEAR ENDED DECEMBER 31, 1999 (Dollars in thousands, except per share amounts)